Exhibit 99.1

CHINAEDU REPORTS FIRST QUARTER 2008 RESULTS

BEIJING, CHINA – May 21, 2008 – ChinaEdu Corporation (NASDAQ: CEDU), an educational services provider in China (“ChinaEdu” or the “Company”), today announced its unaudited financial results for the fiscal quarter ended March 31, 2008,(1) which is the first quarter of ChinaEdu’s fiscal year 2008.

First Quarter 2008 Highlights

•                  Total net revenue for the first quarter of 2008 increased by 23.8% to RMB69.7 million ($9.9 million) from RMB56.3 million for the corresponding period in 2007.

•                  Top line growth was driven by revenue from online degree programs, the Company’s core business segment, which increased by 37.1% to RMB55.0 million ($7.8 million) for the first quarter of 2008 from RMB40.1 million for the corresponding period in 2007. This increase was primarily due to the significant growth in revenue students(2) enrolled in our university partners’ online degree programs, with the number of revenue students in online degree programs during the first quarter of 2008 having increased by 23% to over 91,000 from approximately 74,000 in the same period in 2007.

•                  Net income for the first quarter of 2008 increased by 7096.6% to RMB2.1 million ($0.3 million) from RMB0.03 million for the same period in 2007. Diluted earnings per ordinary share (one American Depositary Share, or “ADS”, represents three ordinary shares) for the first quarter of 2008 increased to RMB0.03 ($0.005) from RMB0.00 for the first quarter of 2007.

•                  Net income excluding share-based compensation and amortization of intangible assets (non-GAAP) for the first quarter of 2008 increased by 100.4% to RMB4.6 million ($0.7 million) from RMB2.3 million for the same period in 2007.

•                  In March 2008, ChinaEdu entered into an exclusive 20-year joint venture agreement with Beijing Forestry University (BFU) to provide online education services to BFU.  BFU is ChinaEdu’s 12th long-term partner in adult online education services.

•                  Also in March 2008, ChinaEdu entered into a definitive agreement to acquire the remaining 20% equity interest in the 101 Online School, an online tutoring and test preparation program in which the Company already owned the other 80% interest, in order to capitalize on the growth potential of the online tutoring business.

(1) This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB7.0120 to $1.00, the noon buying rate in effect on March 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.   For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.  An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

(2) “Revenue students” refers to students of university online degree programs who have paid tuition during the applicable period.

“We are pleased to report another quarter of solid revenue growth for ChinaEdu, driven by healthy year-over-year growth in our online degree programs attributable to strong market demand and our continuous focus on improving service quality,” said Ms. Julia Huang, ChinaEdu’s Chairman and Chief Executive Officer. “Although our ongoing investment in establishing a learning center network for our online degree programs impacted our operating profit growth this quarter, we believe the long-term strategic benefit outweighs the start-up costs we have incurred in the short term.”

Ms. Huang continued, “We have made substantial progress in establishing our learning center network and university collaborative alliances,(3) two of our key strategic objectives.  We remain focused on building organic growth in each of our four lines of business to achieve sustainable long-term growth.”

Financial Results for the First Quarter Ended March 31, 2008

ChinaEdu reported total net revenue of RMB69.7 million ($9.9 million) for the quarter ended March 31, 2008, representing a 23.8% increase from the corresponding period in 2007.

Net revenue from online degree programs for the first quarter of 2008 was RMB55.0 million ($7.8 million), representing a 37.1% increase from RMB40.1 million for the corresponding period in 2007. This increase was attributable primarily to the significant growth in revenue students enrolled in our university partners’ online degree programs during the quarter ended March 31, 2008 as compared to the corresponding period in 2007. In aggregate, our university partners had over 91,000 revenue students during the first quarter of 2008, representing a 23% increase from the same period in 2007.

Net revenue from the Company’s non-online degree programs (international curriculum programs, private primary and secondary schools and online tutoring programs) for the first quarter of 2008 was RMB14.7 million ($2.1 million), representing a 9.3% decrease from RMB16.2 for the corresponding period in 2007. This decrease was attributable primarily to the decline in revenue from overseas student academic tours in the first quarter of 2008 as compared to the corresponding period in 2007, as a result of the lower student enrollment in the FEC program for the academic year started in September 2007.

Total cost of revenue for the first quarter of 2008 was RMB24.2 million ($3.4 million), representing an 8.5% increase from RMB22.3 million for the corresponding period in 2007. This increase is attributable to the changes discussed below.

Cost of revenue for online degree programs in the first quarter of 2008 was RMB15.3 million ($2.2 million), representing a 28.8% increase from RMB11.9 million in the first quarter of 2007. This increase was attributable primarily to an increase in the amount of services necessary to support our university partners’ online degree programs, as a result of the increase in revenue students during the first quarter of 2008 as compared to the corresponding period in 2007.

Cost of revenue for non-online degree programs for the first quarter of 2008 was RMB8.9 million ($1.3 million), representing a 14.8% decrease from RMB10.4 million for the first quarter of 2007. This decrease was attributable primarily to (1) a decrease in costs related to overseas student academic tours in the FEC program in the first quarter of 2008 as a result of the lower student enrollment in the program during the academic year started in September 2007 as compared to the academic year started in September 2006, and (2) a decrease in the hiring of native English speaking teachers in response to the lower student enrollment in the FEC program during the first quarter of 2008.

(3) “Collaborative alliance” or “Collaborative alliances” refer to the subsidiary or subsidiaries that the Company formed with certain university partners to provide services to their online degree programs, which subsidiaries are majority owned by the Company.

As a result of the factors discussed above, gross profit for the first quarter of 2008 was RMB45.5 million ($6.5 million), representing a 33.8% increase from RMB34.0 million for the corresponding period in 2007.

General and administrative expenses for the first quarter of 2008 were RMB20.9 million ($3.0 million), representing a 33.5% increase from RMB15.7 million for the first quarter of 2007. This increase was attributable primarily to (1) the increase in the number of general and administrative employees and the related increase in discretionary bonus compensation accrued or paid to these employees, (2) an increase in depreciation and maintenance expenses of the new office space purchased in November 2007, and (3) additional expenses associated with being a newly listed public company in the U.S., including increased professional services fees, specifically increased external consultant, investor relations, accounting and legal fees.

Selling and marketing expenses for the first quarter of 2008 were RMB5.9 million ($0.8 million), representing a 107.2% increase from RMB2.8 million for the corresponding period in 2007. This increase is attributable primarily to the establishment of our own network of learning centers for online degree programs, and the hiring of additional sales and marketing personnel in first quarter of 2008 as compared to the corresponding period in 2007 in response to the ongoing expansion of our business.

Research and development expenses for the first quarter of 2008 were RMB5.9 million ($0.8 million), representing a 53.2% increase from RMB3.9 million for the corresponding period in 2007. This increase was attributable primarily to increased research and development personnel and activities in some of the Company’s collaborative alliances.

Share-based compensation for the first quarter of 2008, which was allocated to the related operating cost and expense line item, was RMB0.4 million ($0.05), representing an 11.0% increase from RMB0.3 million for the corresponding period in 2007. This was attributable primarily to an increase of RMB0.8 million in share-based compensation due to an increase in the number of options granted in fiscal year 2007. This increase was partially offset by a decrease of RMB0.7 million in the forfeiture rate adjustment from 6.28% to 14.1% in the first quarter of 2008.

As a result of the factors discussed above, income from operations for the first quarter of 2008 was RMB12.8 million ($1.8 million), representing a 10.0% increase from RMB11.7 million for the corresponding period in 2007.

Interest income for the first quarter of 2008 was RMB2.7 million ($0.4 million), representing a 701.2% increase from RMB0.3 million for the corresponding period in 2007. This increase was attributable primarily to the interest income earned in the first quarter of 2008 on the net proceeds from the Company’s initial public offering, which was completed in December 2007.

Income tax expense for the first quarter of 2008 was RMB4.9 million ($0.7 million), representing a 23.4% decrease from RMB6.4 million for the corresponding period in 2007. This decrease was attributable primarily to (1) a decrease in the effective income tax rate applicable to the Company for the first quarter of 2008 (32.4%), as compared to an income tax rate of 54.4% for the corresponding period in 2007, primarily due to the adoption of the new unified income tax rate, and (2) a tax credit of RMB1.0 million for one of the Company’s subsidiaries, which qualified for high-tech company status, in the first quarter of 2008.

Minority interest for the first quarter of 2008 was RMB8.1 million ($1.2 million) representing a 53.0% increase from RMB5.3 million for the corresponding period in 2007. This increase was attributable primarily to the higher net profit earned by some of the Company’s collaborative alliances in first quarter of 2008 as compared to the corresponding period in 2007.

Net income was RMB2.1 million ($0.3 million) for the first quarter of 2008, representing a significant increase from RMB0.03 million for the corresponding period in 2007. This was attributable primarily to the improved performance of the Company’s online degree programs, as well as the other factors discussed above. Diluted earnings per ordinary share for the first quarter of 2008 increased to RMB0.03 ($0.005) from RMB0.0 per share in the corresponding period in 2007.

As of March 31, 2008, the Company had cash, cash equivalents and a term deposit of RMB440.0 million ($62.7 million). Net operating cash flows for the first quarter of 2008 were negative RMB40.1 million ($5.7 million) as compared to RMB45.3 million in the corresponding period in 2007. This change in operating cash flows is attributable primarily to the reduction in amounts payable to our university partners’ online schools in the first quarter of 2008. Capital expenditures for the first quarter were RMB8.5 million ($1.2 million) which is in line with the Company’s normal operations.

Outlook for the Second Quarter of 2008

For the second quarter of 2008, ChinaEdu expects its total net revenue to be in the range of RMB70 million ($10 million) to RMB73 million ($10.4 million). This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call

ChinaEdu will host a conference call on Thursday, May 22, 2008 at 8:00 AM U.S. Eastern Time 8:00 PM Beijing/Hong Kong Time on May 22, 2008.

Dial-in information for the earnings conference call is as follows:

US/International:	1.866.700.0133 / 1.617.213.8831
The passcode for the call is:	CEDU

A replay of the conference call will be available until May 29, 2008 by dialing 1.888.286.8010 or 1.617.801.6888 and entering passcode: 87081504.

Additionally, a live and archived webcast of the conference call will be available at http://ir.chinaedu.net.

Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses  non-GAAP measures of income from operations and net income, which are adjusted from results based on GAAP to exclude share-based compensation and amortization of intangible assets. These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has strategic relationships with twelve universities to operate online degree programs, ten of which are under long-term, exclusive contracts that vary from 15 to 50 years in length.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus filed with the Securities and Exchange Commission on December 11, 2007, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contacts

In China:

Jason Guo

ChinaEdu Corporation

Phone: +86-10-8418 6655 x1013

E-mail: ir@chinaedu.net

Pamela Leung

Taylor Rafferty, Hong Kong

Phone: +852 3196 3712

E-mail: chinaedu@taylor-rafferty.com

In the United States:

Jessica McCormick,

Taylor Rafferty, New York

Phone: +1 212 889 4350

E-mail: chinaedu@taylor-rafferty.com

ChinaEdu Corporation

Unaudited Condensed Consolidated Balance Sheets

(in thousands)	December 31,2007	March 31,2008	March 31,2008
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	497,114	431,979	61,606
Accounts receivable, net	1,238	1,400	200
Term deposit	6,042	8,000	1,141
Prepaid expenses and other current assets	17,492	24,849	3,544
Amounts due from related parties	105,522	69,933	9,973
Deferred tax assets	9,521	3,313	472
Total current assets	636,929	539,474	76,936
Cost method investment	1,210	1,210	173
Land use rights, net	26,949	26,808	3,823
Property and equipment, net	130,745	136,465	19,462
Deposits paid for acquisition of property and equipment	2,025	2,056	293
Intangible assets, net	105,852	103,597	14,774
Deferred tax assets	1,416	1,416	202
Rental deposits	1,623	795	113
Goodwill	73,319	73,319	10,456
Total assets	980,068	885,140	126,232

Liabilities, minority interest and shareholders’ equity
Current liabilities:
Accounts payable	2,773	2,626	375
Deferred revenues	83,816	24,691	3,521
Accrued expenses and other current liabilities	42,096	31,638	4,512
Amounts due to related parties	28,316	16,264	2,319
Income taxes payable	22,455	15,273	2,178
Other taxes payable	6,666	2,359	336
Total current liabilities	186,122	92,851	13,241
Long term debt	25,724	24,659	3,516
Deferred revenues	3,124	4,766	680
Deferred tax liabilities	24,036	23,684	3,378
Unrecognized tax benefit	4,332	4,465	637
Total liabilities	243,338	150,425	21,452

Minority interests	57,996	66,128	9,431

Shareholders’ equity:
Total shareholders’ equity	678,734	668,587	95,349
Total liabilities, minority interest, and shareholders’ equity	980,068	885,140	126,232

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended
(in thousands, except for percentage and share, per share information)	March 31,2007	December 31,2007	March 31,2008	March 31,2008
	RMB	RMB	RMB	US$

Net Revenue:
Online degree programs	40,080	64,813	54,960	7,838
International curriculum programs	9,097	6,640	7,542	1,076
Online tutoring programs	4,065	4,488	3,277	467
Private primary and secondary schools	3,035	3,672	3,876	553
Total net revenue	56,277	79,613	69,655	9,934

Cost of revenue:
Online degree programs	11,881	15,729	15,302	2,182
International curriculum programs	6,640	4,663	4,765	680
Online tutoring programs	1,086	720	727	104
Private primary and secondary schools	2,661	3,414	3,361	479
Total cost of revenue	22,268	24,526	24,155	3,445

Gross profit:
Online degree programs	28,199	49,084	39,658	5,656
International curriculum programs	2,457	1,977	2,777	396
Online tutoring programs	2,979	3,768	2,550	363
Private primary and secondary schools	374	258	515	74
Total gross profit	34,009	55,087	45,500	6,489

Online degree programs	70.4%	75.7%	72.2%	72.2%
International curriculum programs	27.0%	29.8%	36.8%	36.8%
Online tutoring programs	73.3%	84.0%	77.8%	77.8%
Private primary and secondary schools	12.3%	7.0%	13.3%	13.3%
Gross profit margin	60.4%	69.2%	65.3%	65.3%

Operating expenses:
General and administrative	15,672	26,106	20,915	2,983
Selling and marketing	2,829	3,491	5,862	836
Research and development	3,851	6,818	5,898	841
Total operating expenses	22,352	36,415	32,675	4,660
Income (loss) from operations	11,657	18,672	12,825	1,829
Operating margin	20.7%	23.5%	18.4%	18.4%

Other income	394	—	—	—
Other non operating income	—	—	151	22
Interest income	343	2,398	2,748	392
Interest expense	(678)	(475)	(606)	(86)
Income (loss) before income tax provisions and minority interest	11,716	20,595	15,118	2,157

Income tax expense	(6,373)	(2,519)	(4,900)	(699)
Minority interest, net of taxes	(5,314)	(8,639)	(8,131)	(1,160)
Net income (loss)	29	9,437	2,087	298
Net margin	0.1%	11.9%	3.0%	3.0%

Net income (loss) per share:
Basic	—	0.21	0.04	0.005
Diluted	—	0.19	0.03	0.005

Net income (loss) per ADS:
Basic	—	0.63	0.12	0.015
Diluted	—	0.57	0.09	0.015

Weighted average aggregate number of ordinary shares outstanding:
Basic	40,157,398	45,015,332	58,434,407	58,434,407
Diluted	44,272,203	50,477,265	62,789,582	62,789,582

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended
(in thousands)	March 31,2007	December 31,2007	March 31,2008	March 31,2008
	RMB	RMB	RMB	US$

Operating activities:
Net income	29	9,437	2,087	298
Minority interest	5,314	8,639	8,131	1,160
Share-based compensation	345	1,148	383	55
Depreciation	1,994	2,285	2,734	390
Amotization of land use rights	130	140	141	20
Amotization of intangible assets	2,038	2,167	2,255	322
Account receivable write off	—	3,018	—	—
Other income	(394)	—	—	—
Interest expense	678	475	606	86
Loss (gain) from disposal of property and equipment	—	89	—	—
Deferred income taxes	(3,143)	(6,541)	5,856	835
Accounts receivable	11,788	187	(163)	(23)
Prepaid expenses and other current assets	(6,225)	(2,351)	(7,386)	(1,054)
Amounts due from related parties	29,975	(46,120)	35,589	5,075
Accounts payable	(901)	(536)	(147)	(21)
Deferred revenues	(45,074)	58,949	(57,483)	(8,198)
Accrued expenses and other current liabilities	(319)	21,918	(10,114)	(1,443)
Amounts due to related parties	49,088	9,415	(12,052)	(1,719)
Unrecognized tax benefit	320	134	133	19
Rental deposits	(679)	(236)	828	118
Other taxes payable	(3,848)	2,183	(4,307)	(614)
Income tax payable	4,175	9,046	(7,182)	(1,024)
	—	—	—	—
Net cash provided by (used in) operating activities	45,291	73,446	(40,091)	(5,718)

Investing activities:				—
Purchase of business	(9,520)	—	—	—
Purchase of land use activities	—	(1,500)	—	—
Purchase of property and equipment	(5,059)	(18,146)	(8,485)	(1,210)
Deposits paid for acquisition of property and equipment	—		(31)	(4)
Purchase of term deposit	(5,000)	4,158	(1,958)	(279)
Purchase of contract right	(3,430)	—	—	—
Proceeds from disposal of property and equipment	—	—	31	4
Net cash used in investing activities	(23,009)	(15,488)	(10,443)	(1,489)

Financing activities:				—
Proceeds from IPO	—	348,827	—	—
Proceeds from issuance of Series D convertible preferred shares	54,072	—	—	—
Collection of subscription receivable	1,117	—	—	—
Ordiary shares repurchased	(50,047)	—	—	—
Excerise warrants	—	1,664	—	—
Re-issurance of ordinary shares	48,447	—	—	—
Repayment of convertible notes	(3,151)	(22,650)	—	—
Repayment of long-term loan interest and principal	—	(1,080)	(1,671)	(238)
Cash dividends paid to minority shareholders	(3,850)	(12,333)	—	—
Capital contributions by minority shareholders	2,030	—	—	—
	—	—	—	—
Net cash provided by (used in) financing activities	48,618	314,428	(1,671)	(238)

Effect of foreign exchange rate changes	(1,551)	(4,106)	(12,930)	(1,844)
		—	—
CASH AND CASH EQUIVALENTS, beginning of quarter	148,315	128,834	497,114	70,895
		—	—
CASH AND CASH EQUIVALENTS, end of quarter	217,664	497,114	431,979	61,606

Net increase (decrease) in cash	69,349	368,280	(65,135)	(9,289)

ChinaEdu Corporation

Reconciliations of non-GAAP results of operations measures to GAAP measures

	Three Months Ended
(in thousands, unaudited)	March 31,2007	December 31,2007	March 31,2008	March 31,2008
	RMB	RMB	RMB	US$

Income (loss) from operations
GAAP Result	11,657	18,672	12,825	1,829
Adjustment-Share-based compensation	345	1,148	383	55
Amortization of intangible assets	2,038	2,167	2,255	322

Non-GAAP Result	14,040	21,987	15,463	2,206

Net income (loss)
GAAP Result	29	9,437	2,087	298
Adjustment-Share-based compensation	345	1,148	383	55
Adjustment-Minority interest for Share-based compensation	(96)	(265)	(84)	(12)
Amortization of intangible assets	2,038	2,167	2,255	322

Non-GAAP Result	2,316	12,487	4,641	663